FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(coregistrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2010

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds Medium-Term Notes	A$3,688,927,000 US$ -	None (1) None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and address of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Philip Noble Chief Executive Queensland Treasury Corporation Mineral and Energy Centre, 61 Mary Street Brisbane, Queensland 4000 Australia	Gerard Bradley Under Treasurer of the State of Queensland Executive Building 100 George Street Brisbane, Queensland 4000 Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(v) an announcement entitled “QTC announces mid year review of its 2010-11 Indicative Borrowing Program” and as Exhibit (cvi) a document entitled “State Budget 2010-11 – Mid Year Fiscal and Economic Review”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 15th day of February 2011.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Philip Noble
	Name:	Philip Noble
	Title:	Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 15th day of February 2011.

GOVERNMENT OF QUEENSLAND

By:	/s/ Andrew Fraser MP
	Name:	The Honourable Andrew Fraser MP
	Title:	Treasurer

INDEX TO EXHIBITS

Exhibit (c)(v) -	Announcement Entitled “QTC announces mid year review of its 2010-11 Indicative Borrowing Program”.

Exhibit (c)(vi) -	Document Entitled “State Budget 2010-11 – Mid Year Fiscal and Economic Review”.